EXHIBIT 8

      In December 2000, Thomas M. Donnelly, our Chief Operating Officer, Chief Financial Officer and Secretary, entered into a full recourse secured promissory note and security agreement in favor of the Company in connection with a loan from the Company to Mr. Donnelly of up to $300,000 to be made to Mr. Donnelly solely to pay federal income tax owed by Mr. Donnelly as a result of his exercise in March 2000 of an option to purchase shares of Common Stock. In April 2001, $258,000 was loaned to Mr. Donnelly pursuant to the promissory note. The note accrues interest at 8% and is due and payable in 2004. On April 1st of each year, commencing in 2002, that Mr. Donnelly remains continuously employed by the Company, one-third of the original principal and accrued interest is forgiven. If Mr. Donnelly’s employment with the Company is involuntarily terminated (other than termination for cause by the Company) or there is a change in control of the Company, all of the principal and accrued interest outstanding on this note will be forgiven. The largest amount of indebtedness outstanding under the note during 2002 was $258,000. As of April 1, 2003, the amount outstanding under the note was $86,000.